UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Effective June 12, 2007, Mr. John Lee will be moving from his role as president of CDC Games Corporation to managing partner of CDC Games Fund I.

Exhibit  Description

1.01     Press release dated April 25, 2007
         CDC Software’s Ross Enterprise Improves Supply Chain Visibility and
         Shipping Accuracy for a Leading Manufacturer of Dermatological
         Products

1.02     Press release dated April 26, 2007
         CDC Software Completes Acquisition of Saratoga Systems

1.03     Press release dated April 30, 2007
         CDC Software Appoints Technology Industry Veterans as Chief Financial
         Officer and Chief Technology Officer

1.04     Press release dated May 1, 2007
         CDC Software Acquires Leading Information Security Services and
         Technology Company in Australia

1.05     Press release dated May 2, 2007
         CDC Corporation Board Approves New US$20 Million Share Repurchase
         Program

1.06     Press release dated May 3, 2007
         CDC Software’s MVI Real-Time Performance Management Applications
         Selected by a Leading Provider of Health Care Products

1.07     Press release dated May 7, 2007
         CDC Games Prepares to Launch The Lord of the Rings Online™
         in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 8, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated April 25, 2007 -- CDC Software’s Ross Enterprise Improves Supply Chain Visibility and Shipping Accuracy for a Leading Manufacturer of Dermatological Products
1.02	Press release dated April 26, 2007 -- CDC Software Completes Acquisition of Saratoga Systems
1.03	Press release dated April 30, 2007 -- CDC Software Appoints Technology Industry Veterans as Chief Financial Officer and Chief Technology Officer
1.04	Press release dated May 1, 2007 -- CDC Software Acquires Leading Information Security Services and Technology Company in Australia
1.05	Press release dated May 2, 2007 -- CDC Corporation Board Approves New US$20 Million Share Repurchase Program
1.06	Press release dated May 3, 2007 -- CDC Software’s MVI Real-Time Performance Management Applications Selected by a Leading Provider of Health Care Products
1.07	Press release dated May 7, 2007 -- CDC Games Prepares to Launch The Lord of the Rings Online™ in China